UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of MARCH, 2008.

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: March 31, 2008	By	/s/ Sashi Jagdishan
	Name:	Sashi Jagdishan
	Title:	Head, Finance and Administration

* Print the name and title under the signature of the signing officer.

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Financial Statements of HDFC Bank Limited prepared in accordance with US GAAP as of and for the six month periods ended September 30, 2006 and 2007.

HDFC BANK LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2007 and September 30, 2007

(Unaudited)

	As of
	March 31, 2007		September 30, 2007		September 30, 2007
	(In millions except number of shares)
ASSETS:
Cash and cash equivalents	Rs.	80,546.4	Rs.	128,412.1	US$	3,230.5
Term placements		12,815.8		12,653.3		318.3
Investments held for trading, at fair value		4,284.1		67,677.3		1,702.6
Investments available for sale, at fair value [includes restricted investments of Rs. 119,824.7 and Rs. 176,525.8 (US$ 4,440.9) respectively]		304,241.1		329,199.1		8,281.7
Loans [net of allowance of Rs. 8,014.5 and Rs. 10,291.3 (US$ 258.9) respectively; includes Rs. 68,094.0 and Rs. 15,000.0 (US$ 377.4) respectively for assets pledged as collateral for borrowings and are therefore restricted]		536,730.9		635,550.3		15,988.7
Accrued interest receivable		15,742.9		10,100.1		254.1
Property and equipment, net		10,397.6		11,029.0		277.5
Other assets		48,427.1		82,132.2		2,066.2

Total assets	Rs.	1,013,185.9	Rs.	1,276,753.4	US$	32,119.6

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities
Interest-bearing deposits	Rs.	484,542.9	Rs.	655,796.2	US$	16,498.0
Non-interest-bearing deposits		197,805.1		254,103.9		6,392.6

Total deposits		682,348.0		909,900.1		22,890.6
Securities sold under repurchase agreements		10,500.0		—		—
Short-term borrowings (including current portion of long term debt)		95,472.4		63,018.8		1,585.4
Accrued interest payable		17,035.7		13,129.3		330.3
Long-term debt (excluding current portion)		33,601.5		32,719.8		823.1
Accrued expenses and other liabilities		108,398.6		148,906.9		3,746.2

Total liabilities		947,356.2		1,167,674.9		29,375.6

Commitment and Contingencies (See Note 6)

Minority interest		321.6		354.4		8.9

Shareholders’ equity:
Equity shares: par value—Rs.10 each; authorized 450,000,000 shares; issued and outstanding 319,389,608 and 353,451,920 shares respectively		3,193.9		3,534.5		88.9
Additional paid in capital		30,226.6		68,923.4		1,733.9
Retained earnings		24,503.3		25,241.7		635.0
Statutory reserve		11,218.2		12,942.5		325.6
Accumulated other comprehensive loss		(3,633.9)		(1,918.0)		(48.3)

Total shareholders’ equity		65,508.1		108,724.1		2,735.1

Total liabilities and shareholders’ equity	Rs.	1,013,185.9	Rs.	1,276,753.4	US$	32,119.6

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

For six-month periods ended September 30, 2006 and 2007

(Unaudited)

	Six months ended September 30,
	2006	2007	2007
	(In millions, except share and per share amounts)
Interest and dividend revenue:
Loans	Rs. 20,132.7	Rs. 32,431.9	US$	815.8
Trading securities	509.7	1,324.9		33.3
Available for sale securities, including dividend income	9,540.9	10,983.0		276.2
Other	1,308.7	1,211.0		30.5

Total interest revenue	31,492.0	45,950.8		1,155.8

Interest expense:
Deposits	12,580.7	19,888.5		500.3
Short-term borrowings	1,791.2	2,163.7		54.4
Debt	835.2	1,328.5		33.4
Other	—	5.8		0.1

Total interest expense	15,207.1	23,386.5		588.2

Net interest revenue	16,284.9	22,564.3		567.6
Provision for credit losses, net	4,073.2	6,182.6		155.5

Net interest revenue after provision for credit losses	12,211.7	16,381.7		412.1

Non-interest revenue, net:
Fees and commissions	6,136.5	8,117.8		204.2
Trading securities gains (losses), net	18.0	121.9		3.1
Realized gain (losses) on sales of available for sale securities, net	(635.6)	(19.1)		(0.5)
Foreign exchange transaction gains	1,145.6	1,145.2		28.8
Derivative transaction gains (losses), net	(527.6)	333.3		8.4
Other, net	202.1	94.8		2.4

Total non-interest revenue, net	6,339.0	9,793.9		246.4

Total revenue, net	18,550.7	26,175.6		658.5

Non-interest expense:
Salaries and staff benefits	5,221.3	8,599.5		216.3
Premises and equipment	2,342.8	2,801.9		70.5
Depreciation and amortization	1,077.2	1,305.8		32.9
Administrative and other	3,907.0	5,775.8		145.3

Total non-interest expense	12,548.3	18,483.0		465.0

Income before income tax expense	6,002.4	7,692.6		193.5
Income tax expense	1,779.0	2,581.5		64.9

Net income before minority interest	4,223.4	5,111.1		128.6
Minority interest	24.3	32.2		0.8

Net income	Rs. 4,199.1	Rs. 5,078.9	US$	127.8

Per share information: (see note 8)
Earnings per equity share—basic	Rs. 13.38	Rs. 15.20	US$	0.38
Earnings per equity share—diluted	Rs. 13.19	Rs. 15.11	US$	0.37
Per ADS information (where 1 ADS represents 3 shares): (see note 8)
Earnings per ADS—basic	Rs. 40.14	Rs. 45.60	US$	1.15
Earnings per ADS—diluted	Rs. 39.57	Rs. 45.33	US$	1.14

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-month periods September 30, 2006 and 2007

(Unaudited)

	Six months ended September 30,
	2006		2007		2007
	(In millions)
Cash flows from operating activities:
Net income		4,199.1		5,078.9		127.8
Adjustment to reconcile net income to net cash provided by operating activities
Provision for credit losses, net		4,073.2		6,182.6		155.5
Depreciation and amortization		1,077.2		1,305.8		32.9
Amortization of deferred acquisition costs		1,805.2		1,820.0		45.8
Amortization of premium (discount) on investments		1,038.6		1,032.9		26.0
Other than temporary impairment of Investment		3.5		174.3		4.4
Provision for deferred income taxes		(1,039.5)		(1,354.3)		(34.1)
Share based compensation expense		—		744.9		18.7
(Gain) loss on securitization of loans		(80.4)		(12.5)		(0.3)
Net realized (gain)/loss on sale of available for sale securities		635.6		19.1		0.5
Gain (loss) on disposal of property and equipment, net		(0.2)		(0.9)		—
Net change in:
Investments held for trading		(32,019.1)		(63,393.2)		(1,594.8)
Accrued interest receivable		(1,268.5)		5,642.8		142.0
Other assets		117.2		(34,170.8)		(859.6)
Accrued interest payable		3,998.0		(3,906.4)		(98.3)
Accrued expense and other liabilities		4,357.1		40,541.1		1,019.9

Net cash used in operating activities	Rs.	(13,103.0)	Rs.	(40,295.7)	US$	(1,013.6)

Cash flows from investing activities:
Net change in term placements		2,482.8		162.5		4.1
Net change in securities		648.6		(24,468.4)		(615.6)
Net change in repurchase options and reverse repurchase options		4,200.0		(10,500.0)		(264.2)
Proceeds from loans securitized		6,535.8		2,913.9		73.3
Loans purchased		(9,269.4)		(6,430.4)		(161.8)
Repayments on loans purchased		2,673.3		6,912.8		173.9
Increase in loans originated, net of principal collections		(79,827.1)		(108,385.8)		(2,726.7)
Additions to property and equipment		(2,156.9)		(1,950.6)		(49.1)
Proceeds from sale or disposal of property and equipment		24.1		14.3		0.4

Net cash used in investing activities		(74,688.8)		(141,731.7)		(3,565.7)

Cash flows from financing activities:
Net increase in deposits		76,542.7		227,552.1		5,724.6
Net increase (decrease) in short-term borrowings		(3,357.8)		(32,588.0)		(819.8)
Proceeds from issuance of debt		28,120.0		—		—
Repayments of debt		(16,144.0)		(747.3)		(18.8)
Proceeds from issuance of equity shares for options exercised		972.9		452.9		11.4
Proceeds from issuance of shares		—		37,839.6		951.9
Payment of dividends and dividend tax		(1,967.3)		(2,616.2)		(65.8)

Net cash provided by financing activities		84,166.5		229,893.1		5,783.5

Net change in cash		(3,625.3)		47,865.7		1,204.2
Cash and cash equivalents, beginning of period		61,194.3		80,546.4		2,026.3

Cash and cash equivalents, end of period	Rs.	57,569.0	Rs.	128,412.1	US$	3,230.5

Supplementary cash flow information:
Interest paid	Rs.	11,209.1	Rs.	27,292.9	US$	686.6
Income taxes paid, net	Rs.	2,550.0	Rs.	3,380.2	US$	85.0

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For each of the six month periods ended September 30, 2006 and 2007

(Unaudited)

	Number of Equity shares	Equity share capital		Additional paid in Capital		Advance received pending allotment of shares		Retained Earnings		Statutory reserve		Deferred stock-based compensation		Accumulated other comprehensive income (loss)		Comprehensive income	Total Shareholders’ Equity
Balance at April 1, 2006	313,142,408	Rs.	3,131.4	Rs.	26,805.7	Rs.	—	Rs.	18,284.6	Rs.	8,364.6	Rs.	(19.5)	Rs.	(1,299.3)		Rs.	55,267.5
Shares issued upon exercise of options	1,232,400		12.3		947.6													959.9
Profit on sale of shares by EWT					13.0													13.0
Dividends, including dividend tax									(1,967.3)									(1,967.3)
Adjustment on initial application of FAS 123 (R)					(19.5)								19.5					—
Transfer to statutory reserve									(1,255.6)		1,255.6							—
Net income									4,199.1							4,199.1		4,199.1
Unrealized loss reclassified to earnings [net of tax Rs. 133.2]															262.5	262.5		262.5
Change in the unrealized loss on available for sale securities,[gross of tax Rs. (194.6)]															(328.4)	(328.4)		(328.4)
Comprehensive income																Rs. 4,133.2
Balance at September 30, 2006	314,374,808	Rs.	3,143.7	Rs.	27,746.8	Rs.	—	Rs.	19,260.8	Rs.	9,620.2	Rs.	—	Rs.	(1,365.2)		Rs.	58,406.3
Balance at April 1, 2007	319,389,608	Rs.	3,193.9	Rs.	30,226.6	Rs.	—	Rs.	24,503.3	Rs.	11,218.2	Rs.	—	Rs.	(3,633.9)		Rs.	65,508.1
Shares issued upon exercise of options	696,800		7.0		445.9													452.9
Shares issued in public offering	19,783,512		197.8		23,740.8													23,938.6
Shares issued on preferential basis	13,582,000		135.8		13,765.2													13,901.0
Dividends, including dividend tax									(2,616.2)									(2,616.2)
Transfer to statutory reserve									(1,724.3)		1,724.3							—
Net income									5,078.9							5,078.9		5,078.9
Unrealized loss reclassified to earnings [net of tax Rs. 33.3]															64.7	64.7		64.7
Change in the unrealized loss on available for sale securities, [net of tax Rs. 822.6]															1,651.2	1,651.2		1,651.2
Share based compensation					744.9													744.9
Comprehensive income																Rs. 6,794.8
Balance at September 30, 2007	353,451,920	Rs.	3,534.5	Rs.	68,923.4	Rs.	—	Rs.	25,241.7	Rs.	12,942.5	Rs.	—	Rs.	(1,918.0)		Rs.	108,724.1
Balance at September 30, 2007	353,451,920	US$	88.9	US$	1,733.9	US$	—	US$	635.0	US$	325.6	US$	—	US$	(48.3)		US$	2,735.1

See accompanying notes to condensed consolidated financial statements

HDFC Bank Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

These condensed consolidated financial statements should be read in conjunction with the financial statements of the Bank included in its Form 20-F filed with the Securities and Exchange Commission on July 10, 2007.

1. Summary of Significant Accounting Policies

a. Principles of Consolidation

The consolidated financial statements include the accounts of HDFC Bank Limited and its subsidiaries. The Bank consolidates subsidiaries in which, directly or indirectly, it holds more than 50% of the voting rights or exercises control. Entities where the Bank holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence are accounted for under the equity method, and the pro rata share of their income (loss) is included in income. Income from investments in other companies is recognized when dividends are received. The Bank consolidates Variable Interest Entities (VIEs) where the Bank is determined to be the primary beneficiary under FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46 (R)). All significant inter-company accounts and transactions are eliminated on consolidation.

b. Basis of presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). US GAAP differs in certain material respects from accounting principles generally accepted in India, the requirements of India’s Banking Regulations Act and related regulations issued by the Reserve Bank of India (“RBI”) (collectively “Indian GAAP”), which form the basis of the statutory general purpose financial statements of the Bank in India. Principal differences insofar as they relate to the Bank include: determination of the allowance for credit losses, classification and valuation of investments, accounting for deferred income taxes, stock-based compensation, employee benefits, loan origination fees and derivative financial instruments, and the presentation format and disclosures of the financial statements and related notes.

c. Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Actual results could differ from these estimates. Material estimates included in these financial statements that are susceptible to change include the allowance for credit losses and the valuation of unquoted investments and derivatives.

d. Income tax

The Bank estimates its income tax expense for the interim periods based on its best estimate of the expected effective income tax rate for the full year.

Effective April 1, 2007, the Bank adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns.

e. Revenue recognition

Interest income from loans and from investments is recognized on an accrual basis when earned except in respect of loans or investments placed on non-accrual status, where it is recognized when received. The Bank generally does not charge upfront loan origination fees. Nominal application fees are charged which offset the related costs incurred.

Fees and commissions from guarantees issued are amortized over the contractual period of the commitment, provided the amounts are collectible.

Dividends are recognized when declared.

Realized gains and losses on sale of securities are recorded on the trade date and are determined using the weighted average cost method.

Other fees and income are recognized when earned, which is when the service that results in the income has been provided. The Bank amortizes annual fees on credit cards over the contractual period of the fees.

f. Convenience Translation

The accompanying financial statements have been expressed in Indian rupees (“Rs.”), the Bank’s functional currency. For the convenience of the reader, the financial statements as of and for the period ended September 30, 2007 have been translated into U.S. dollars at US$1.00 = Rs. 39.75 based on the noon buying rate for cable transfers on September 28, 2007 as certified for customs purposes by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the rupee amounts have been or could be converted into United States dollars at that or any other rate, or at all.

g. Recently issued accounting pronouncements not yet effective

On December 4, 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141 (revised 2007), “Business Combinations” (SFAS 141R). SFAS 141R modifies the accounting for business combinations and requires, with limited exceptions, the acquirer in a business combination to recognize 100 percent of the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition-date fair value. In addition, SFAS 141R requires the expensing of acquisition-related transaction and restructuring costs, and certain contingent assets and liabilities acquired, as well as contingent consideration, to be recognized at fair value. SFAS 141R also modifies the accounting for certain acquired income tax assets and liabilities. SFAS 141R applies to business combinations for which the acquisition date is on or after the beginning of annual reporting periods beginning on or after December 15, 2008. Early adoption is not permitted.

On December 4, 2007, the FASB also issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (SFAS 160) an amendment of ARB 51-Consolidated Financial Statements. SFAS 160 requires all entities to report noncontrolling (i.e., minority) interests in subsidiaries as equity in the Consolidated Financial Statements and to account for transactions between an entity and noncontrolling owners as equity transactions if the parent retains its controlling financial interest in the subsidiary. SFAS 160 also establishes accounting and reporting standards for changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also requires expanded disclosure that distinguishes between the interests of the controlling owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008 or our fiscal year beginning April 1, 2009. Earlier adoption is not permitted. We are currently evaluating the impact, if any the future application this pronouncement may have on our financial statements.

On March 19, 2008 the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133”. This Statement expands the disclosure requirements in Statement 133 about an entity’s derivative instruments and hedging activities. Such disclosures, as well as existing Statement 133 required disclosures, generally will need to be presented for every annual and interim reporting period for which a statement of financial position and a statement of financial performance are presented. SFAS 161 improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under Statement 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.

2. Stockholders’ Equity

During the period, the Bank allotted to HDFC Limited, the Bank’s largest shareholder, a further 13.582 million shares on a preferential basis at a price of Rs. 1,023.49 per share. The Bank also issued 6,594,504 American Depository Shares (ADS) representing 19,783,512 equity shares at a price of US$ 92.10 per ADS. The total number of shares issued pursuant to exercise of stock options during the period is 696,800 shares.

3. Recently Adopted Accounting Standards

Effective April 1, 2007, the Bank adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. Under FIN 48, income tax benefits are recognized and measured based upon a two-step model: 1) a tax position must be more-likely-than-not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest dollar amount of that position that is more-likely-than-not to be sustained upon settlement. The difference between the benefit recognized for a position in accordance with this

FIN 48 model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit. As a result of the implementation of FIN 48, the Bank did not recognize any increase/decrease in the liability for unrecognized tax benefits related to tax positions taken in prior periods.

The adoption of FIN 48 did not have any impact on the retained earnings or provision for taxation as of April 1, 2007. Upon initial adoption, the provisions of FIN 48 were applied to all income-tax positions since 1996-97 pending in appeal/assessment. The Bank’s evaluation included assessment years 2006-07 and 2007-08 in respect of which income-tax returns have been filed but remain subject to assessment order from the taxation authorities.

As of September 30, 2007, no material changes have occurred in the Bank’s uncertain tax positions since the adoption of FIN 48 on April 1, 2007. The total unrecognized tax benefits as on April 1, 2007 (the date of adoption of FIN 48) and September 30, 2007 were Rs.78.1 million. If this unrecognized tax benefit is recognized, the effective tax rate of the Bank would be affected during the period in which it will be recognized. The Bank does not expect any material change in unrecognized tax benefits relating to uncertain tax positions as at September 30, 2007 within next 12 months.

Upon adoption of FIN 48, the Bank’s policy to include interest and penalties related to gross unrecognized tax benefits within the provision for income taxes did not change. For the six months ended September 30, 2007, no amount has been charged as interest and penalty cost to the income statement.

The major income tax jurisdiction for the Bank is India.

In March 2006, the FASB issued SFAS No.156, “Accounting for Servicing of Financial Assets, an amendment to FASB Statement No. 140” to simplify accounting for separately recognized servicing assets and servicing liabilities. Additionally, SFAS No. 156 applies to all separately recognized servicing assets and liabilities acquired or issued after the beginning of an entity’s fiscal year that begins after September 15, 2006, although early adoption is permitted. An entity is to apply the requirements for recognition and initial measurement of servicing assets and servicing liabilities prospectively to all transactions after the effective date of this Statement. The Bank adopted SFAS No. 156 on April 1, 2007 with no material impact on the financial statements.

In February 2006, the FASB issued SFAS No. 155 “Accounting for Certain Hybrid Instruments” which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 155 permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative and would otherwise require bifurcation in accordance with FAS 133. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. This statement is effective for all financial instruments acquired or issued in financial years beginning after September 15, 2006. We adopted SFAS No. 155 on April 1, 2007, with no material impact on our financial statements.

4. Segment Information

The Bank operates in three reportable segments: wholesale banking, retail banking and treasury services. Substantially all operations and assets are based in India.

The retail banking segment serves retail customers through a branch network and other delivery channels. This segment raises deposits from customers and makes loans, provides credit cards and debit cards, distributes third-party financial products such as mutual funds and insurance, and provides advisory services to such customers. Revenues of the retail banking segment are derived from interest earned on retail loans, fees for banking and advisory services and interest earned from other segments for surplus funds placed with those segments. Expenses of this segment primarily comprise interest expense on deposits, infrastructure and premises expenses for operating the branch network and other delivery channels, personnel costs, other direct overheads and allocated expenses.

The wholesale banking segment provides loans and transaction services to corporate customers. Revenues of the wholesale banking segment consist of interest earned on loans made to corporate customers, investment income from credit substitutes, interest earned on the cash float arising from transaction services, fees from such transaction services and profits from foreign exchange and derivative transactions with wholesale banking customers. The principal expenses of the segment consist of interest expense on funds borrowed from other segments, premises expenses, personnel costs, other direct overheads and allocated expenses.

The treasury services segment undertakes trading operations on the proprietary account, foreign exchange operations and derivatives trading both on the proprietary account and customer flows. Revenues of the treasury services segment primarily consist of fees and gains and losses from trading operations. Revenues from foreign exchange and derivative operations and customer flows is classified under retail or wholesale segment depending on the profile of the customer.

Segment-wise income and expenses include certain allocations. Interest income is charged by a segment that provides funding to another segment, based on yields benchmarked to an internally developed composite yield curve which broadly tracks market-discovered interest rates. Transaction charges are made by the retail banking segment to the wholesale banking segment for the use by corporate customers of the retail banking segment’s branch network or other delivery channels; such transaction costs are determined on a cost plus basis.

Directly identifiable overheads are attributed to a segment at actual amounts incurred. Indirect shared costs, principally corporate office expenses, are generally allocated equally to each segment. Income taxes for each segment have been allocated based on the estimated effective rate applicable to the Bank, adjusted for specifically identifiable permanent differences relating to each segment.

Summarized segment information for the six-month periods ended September 30, 2006 and 2007 is as follows:

	Six-months ended September 30, 2006								Six-months ended September 30, 2007
	Retail Banking		Wholesale Banking		Treasury Services		Total		Retail banking		Wholesale Banking		Treasury services		Total
	(In millions)								(In millions)
Net interest revenue	Rs.	11,536.9	Rs.	3,617.3	Rs.	1,130.7	Rs.	16,284.9	Rs.	17,647.6	Rs.	4,016.4	Rs.	900.3	Rs.	22,564.3
Less: Provision for credit losses		4,046.2		27.0		—		4,073.2		6,301.2		(118.6)		—		6,182.6

Net interest revenue, after allowance for credit losses		7,490.7		3,590.3		1,130.7		12,211.7		11,346.4		4,135.0		900.3		16,381.7
Non-interest revenue		6,233.1		645.9		(540.0)		6,339.0		7,741.8		2,511.9		(459.8)		9,793.9
Non-interest expense		(9,753.5)		(2,027.7)		(767.1)		(12,548.3)		(15,034.1)		(2,804.0)		(644.9)		(18,483.0)

Income before income tax		3,970.3		2,208.5		(176.4)		6,002.4		4,054.1		3,842.9		(204.4)		7,692.6

Segment assets:
Segment average total assets	Rs.	361,460.3	Rs.	428,071.2	Rs.	38,968.3	Rs.	828,499.8	Rs.	470,662.9	Rs.	631,924.4	Rs.	48,701.7	Rs.	1,151,289.0

5. Stock-Based Compensation

The fair value of options has been estimated on the dates of each grant using a binomial option pricing model with the following assumptions:

	Six months ended September 30,
	2006*	2007
Dividend yield	—	0.64%
Expected volatility	—	25.20%
Risk—free interest rate
ESOS Plan	—	7.7%-7.9%
Expected lives:
ESOS Plan	—	1-4 years

*	No options were granted during the six-month period ended September 30, 2006.

Employees Stock Option Scheme:

For details of employee stock option scheme refer Form 20-F filed with the Securities and Exchange Commission on July 10, 2007. In June 2007 the Bank approved the offer and allotment of 15.0 million equity stock options, convertible into one equity share of Rs. 10/- each aggregating to nominal face value of Rs. 150.0 million under the new Employee Stock Option Scheme(s) to the existing and new employees and directors of the Bank. The Compensation Committee has since approved to grant in aggregate a total of 8,305,500 options for the employees of the Bank under schemes X (672,000 options), XI (1,418,500 options) and XII (6,215,000 options) respectively.

During the period an amendment in the Indian tax legislation included the Fringe Benefit Tax (“FBT”) on Employee Stock Options. FBT is assessed on all stock options that are exercised on or after April 1, 2007, and is based on the intrinsic value of the stock options on the vesting date. However, the FBT liability is triggered only if the options are exercised. The employer can seek reimbursement of the tax from the employee, but cannot transfer the obligation to the employee. The Shareholders of the Bank at its 13th Annual General Meeting held on 16th June, 2007 have empowered the Bank to recover the requisite FBT amount from the employees. Accordingly, the Bank is recovering such tax from the employees.

The Bank’s obligation to pay FBT arises only upon the exercise of stock options and hence the FBT liability and the related recovery are recorded at the time of the exercise. The FBT on options payable to the Government of India are recorded as an operating expense and the recovery of the FBT on options from the employees is treated as additional exercise price and recorded in shareholders’ equity. The options issued subsequent to the introduction of the FBT are fair valued after considering the FBT as an additional component of the exercise price at the grant date. For the six months ended September 30, 2007, FBT amount of Rs. 66.9 million (USD 1.7 million) recovered from the employees is treated as additional exercise price and recorded in shareholders’ equity.

Activity in the options available to be granted under the Employee Stock Option Scheme is as follows:

	Options available to be granted
	Year ended March 31, 2007	Six months ended September 30, 2007
Options available to be granted, beginning of year	6,876,900	2,909,800
Equity shares allocated for grant under the plan	—	15,000,000
Options granted	(6,633,300)	(8,305,500)
Forfeited/lapsed	2,666,200	484,300

Options available to be granted, end of period	2,909,800	10,088,600

Activity in the options outstanding under the Employee Stock Option Scheme is as follows:

	Year ended March 31, 2007			Six months ended September 30, 2007
	Options	Weighted Average Exercise Price		Options	Weighted Average Exercise Price
Options outstanding, beginning of year	13,601,700	Rs.	503.18	11,321,600	Rs.	803.10
Granted	6,633,300		994.85	8,305,500		1,217.90
Exercised	(6,247,200)		406.61	(696,800)		553.92
Forfeited/lapsed	(2,666,200)		679.11	(484,300)		917.90

Options outstanding, end of period	11,321,600	Rs.	803.10	18,446,000	Rs.	996.30

Options exercisable, end of period	1,690,000	Rs.	498.89	2,668,700	Rs.	567.21

Weighted average fair value of options granted during the year		Rs.	994.85		Rs.	206.82

The following summarizes information about stock options outstanding as of September 30, 2007

		As of September 30, 2007
Plan	Range of exercise price	Number Of Shares Arising Out Of Options	Weighted Average Remaining Life	Weighted Average Exercise Price
Plan A	Rs.225.43 to Rs.226.96 (or US$5.7 to US$ 5.7)	5,400	1.34	Rs.	226.68
Plan B	Rs. 358.60 to Rs. 366.30 (or US$ 9.0 to US$ 9.2)	620,600	3.85		361.53
Plan C	Rs. 630.60 to Rs. 1,238.30 (US$ 15.9 to US$ 31.2)	17,820,000	3.00		1,018.61

The intrinsic value of options exercised during the year ended March 31, 2007 was Rs. 77.8 million and six months ended September 30, 2007 was Rs. 2.9 million respectively. Aggregate intrinsic value of options outstanding and options exercisable as at September 30, 2007 was Rs. 53.8 million and Rs. 9.6 million respectively. Total stock compensation cost recognized under these plans is Rs. 744.9 million during the period ended September 30, 2007. As at September 30, 2007, the total estimated compensation cost to be recognized in future periods is Rs. 1,930.4 million, this is expected to be recognized over a weighted average period of 0.87 years.

6. Commitments and contingent liabilities

Capital commitments

The Bank has entered into committed capital expenditure contracts, principally for branch expansion and technology upgrades. The estimated amounts of such capital expenditure contracts remaining to be executed as of March 31, 2007 and September 30, 2007 aggregated Rs. 670.3 million and Rs. 1,039.8 million, respectively.

Contingencies

The Bank is party to various legal and tax-related proceedings in the normal course of business. The amount of claims against the bank which are not acknowledged as debts as of September 30, 2007 aggregated to Rs. 3,119.8 million. The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank’s results of financial condition, operations or cash flows.

7. Financial instruments

Foreign exchange and derivative contracts

The Bank enters into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps with inter-bank participants on its own account and for customers. These transactions enable customers to transfer, modify or reduce their foreign exchange and interest rate risks.

Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in rupees against another currency and exchange of principal amount based on predetermined rates. Rupee interest rate swaps are commitments to exchange fixed and floating rate cash flows in rupees.

The market and credit risk associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. Market risk is the exposure created by movements in interest rates and exchange rates, during the tenure of the transaction. The extent of market risk affecting such transactions depends on the type and nature of the transaction, the value of the transaction and the extent to which the transaction is uncovered. Credit risk is the exposure to loss in the event of default by counter-parties. The extent of loss on account of a counter-party default will depend on the replacement value of the contract at the ongoing market rates.

Fair values for off balance sheet derivative financial instruments are based on quoted market prices, except in the case of certain options and currency swaps where pricing models are used.

The following table presents the aggregate notional principal amounts of the Bank’s outstanding foreign exchange and interest rate derivative contracts as of March 31, 2007 and September 30, 2007, together with the fair values on each reporting date.

	As of March 31, 2007				As of September 30, 2007
	Notional		Fair value		Notional		Fair Value		Notional		Fair value
	(In millions)
Interest rate swaps and forward rate agreements	Rs.	1,794,090.4	Rs.	(27.9)	Rs.	2,731,954.4	Rs.	(345.9)	US$	68,728.4	US$	(8.7)
Forward exchange contracts, currency swaps, currency options and interest rate caps and floors	Rs.	1,377,440.9	Rs.	2,591.4	Rs.	2,272,294.3	Rs.	2,974.4	US$	57,164.6	US$	74.8

The bank has not designated the above derivative contracts as accounting hedges and accordingly the contracts are recorded at fair value on the balance sheet with changes in fair value recorded in earnings.

Guarantees

As a part of its commercial banking activities, the Bank has issued guarantees and documentary credits, such as letters of credit, to enhance the credit standing of its customers. These generally represent irrevocable assurances that the Bank will make payments in the event that the customer fails to fulfill his financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary where a customer fails to perform a non-financial contractual obligation.

The credit risk associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments.

In terms of FIN No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” the bank has recognized a liability of Rs. 287.9 million as of September 30, 2007 in respect of guarantees issued or modified after December 31, 2002. Based on historical trends, in terms of SFAS No. 5 “Accounting For Contingencies” the Bank has recognized a liability of Rs. 124.8 million as of September 30, 2007.

Details of guarantees and documentary credits outstanding are set out below:

	As of March 31, 2007		As of September 30, 2007
	(In millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	23,631.4	Rs.	26,343.9	US$	662.7
Performance guarantees		20,330.7		20,606.9		518.4
Documentary credits		26,050.5		42,853.5		1,078.1

Total	Rs.	70,012.6	Rs.	89,804.3	US$	2,259.2

Estimated fair values:
Guarantees	Rs.	(248.8)	Rs.	(287.9)	US$	(7.2)
Documentary credits		(41.7)		(68.6)		(1.7)

Total	Rs.	(290.5)	Rs.	(356.5)	US$	(8.9)

As part of its risk management activities, the Bank continuously monitors the credit-worthiness of customers as well as guarantee exposures. If a customer fails to perform a specified obligation, a beneficiary may draw upon the guarantee by presenting documents in compliance with the guarantee. In that event the Bank makes payment on account of the defaulting customer, to the beneficiary up to the full notional amount of the guarantee. The customer is obligated to reimburse the Bank for any such payment. If the customer fails to pay, the Bank liquidates any collateral held and sets off accounts; if insufficient collateral is held, the Bank recognizes a loss.

Loan sanction letters

The Bank issues sanction letters indicating its intent to provide new loans to certain customers. The aggregate of loans contemplated in these letters that had not yet been made was Rs. 206.7 billion as of September 30, 2007. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. The Bank has no commitment to lend under these letters. Among other things, the making of a loan is subject to a review of the creditworthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan.

8. Earnings per equity share

A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share has been provided below. Potential equity shares (stock options) of 8,236,500 were excluded from the calculation of diluted earnings per share for the six months ended September 30, 2007, because these options were anti-dilutive for the period. However, these options could be dilutive in future. None of the potential equity shares outstanding during the six months ended September 30, 2006 was anti-dilutive.

	As of September 30,
	2006	2007
Weighted average number of equity shares used in computing basic earnings per equity share	313,785,863	334,032,094

Effect of potential equity shares for stock options outstanding	4,457,660	2,098,011

Weighted average number of equity shares used in computing diluted earnings per equity share	318,243,523	336,130,105

For the purpose of determining the weighted average number of equity shares outstanding, the Bank treats cash received from optionees who exercise their option as issued equity shares even if the administrative formalities to allocate equity shares have not been completed.

The following are reconciliations of basic and diluted earnings per equity share and earnings per ADS:

	Six months ended September 30,
	2006		2007		2007
Basic earnings per share	Rs.	13.38	Rs.	15.20	US$	0.38
Effect of potential equity shares for stock options outstanding		0.19		0.09		0.01

Diluted earnings per share	Rs.	13.19	Rs.	15.11	US$	0.37

Basic earnings per ADS	Rs.	40.14	Rs.	45.60	US$	1.15
Effect of potential equity shares for stock options outstanding		0.57		0.27		0.01

Diluted earnings per ADS	Rs.	39.57	Rs.	45.33	US$	1.14

9. Regulatory Capital and Capital Adequacy

The Bank’s regulatory capital and capital adequacy ratios are measured in accordance with Indian GAAP and are as follows:

	As of March 31, 2007		As of September 30, 2007
	(In millions)
Tier 1 capital	Rs.	63,527.1	Rs.	106,940.5	US$	2,690.3
Tier 2 capital		33,399.9		34,240.8		861.4

Total capital	Rs.	96,927.0	Rs.	141,181.3	US$	3,551.7

Total risk weighted assets and contingents	Rs.	740,819.2	Rs.	945,934.5	US$	23,797.1

Capital ratios of the Bank:
Tier 1		8.57%		11.31%
Total capital		13.08%		14.93%
Minimum capital ratios required by the RBI:
Tier 1		4.50%		4.50%
Total capital		9.00%		9.00%

10. Long-term debt

Long-term debt as of March 31, 2007 and September 30, 2007 is comprised of the following:

	As of March 31,		As of September 30,
	2007		2007		2007
	(In millions)
Subordinated debt	Rs.	32,826.0	Rs.	32,463.4	US$	816.7
Others		775.5		390.8		9.8

Total	Rs.	33,601.5	Rs.	32,854.2	US$	826.5
Current portion		(289.8)		(134.4)		(3.4)

Long-term debt (excluding current portion)	Rs.	33,311.7	Rs.	32,719.8	US$	823.1

The scheduled maturities of long-term debt are set out below:

	As of September 30,
	2007	2007
	(In millions)
Due during the twelve months ending September 30:
2008	Rs. 134.4	US$	3.4
2009	25.0		0.6
2010	231.4		5.8
2011	—		—
2012	—		—
Thereafter (1)	30,463.4		766.4

Total	Rs. 30,854.2	US$	776.2

(1)	The scheduled maturities of long-term debt do not include perpetual bonds of Rs. 2.0 billion.

Other long-term debt includes foreign currency borrowings from Citibank and a loan from the Indian Renewable Energy Development Authority used to finance solar equipment.

11. Subsidiary

During the six-month period September 2007 the Bank invested in 4,500,000 equity shares of HDB Financial Services Limited at Rs. 10.0 per share. HDB Financial Services Limited is a subsidiary of the Bank and is yet to commence operations.

12. Subsequent Events:

The Shareholders of the Bank have on March 27, 2008 accorded their consent to a scheme of Amalgamation and to the merger agreement of Centurion Bank of Punjab Limited with HDFC Bank Limited. The Shareholders of the Bank approved the issuance of one equity share of Rs.10/- each of HDFC Bank Limited for every 29 equity shares of Re. 1/- each held in Centurion Bank of Punjab Limited. This is subject to receipt of approvals from the Reserve Bank of India, Stock exchanges and other requisite statutory and regulatory authorities.

The Shareholders of the Bank have on March 27, 2008 accorded their consent to issue 26,200,220 equity shares and/or warrants convertible into equity shares at the rate of Rs. 1,530.13 each to HDFC Limited and/or other promoter group companies on preferential basis. The terms and conditions of the aforesaid warrants require 10% of the price of the equity shares to be paid at the time of allotment of the warrants. Each warrant carries a right/option to one equity share of the Bank. The options attached to the warrants may be exercised at any time within a period of 18 months from the date of issue of the warrant on balance payment of 90% of the issue price of the equity shares. The Bank has received necessary approval from Reserve Bank of India to issue convertible warrants.

The Shareholders of the Bank have also approved increase in authorized capital from Rs. 4,500 million to Rs. 5,500 million.